

March 28, 2025

Ori Gilboa
Chief Executive Officer
SaverOne 2014 Ltd.
Em Hamoshavot Rd. 94
Petah Tikvah, Israel

> **Re: SaverOne 2014 Ltd.**
> **Draft Registration Statement on Form F-1**
> **File No. 377-07808**
> **Submitted March 21, 2025**

Dear Ori Gilboa:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim at 202-551-3297 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Aboudi, Esq.